                                                    ----------------------------
                                                           OMB APPROVAL
                                                    ----------------------------
------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
                                                    ----------------------------

                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                  Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
 Goldman          Steven             R.           Starwood Hotels & Resorts HOT                     Director         10% Owner
---------------------------------------------------------------------------------------------   ----              ---
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for       X  Officer (give    Other (Specify
                                                  Number of Reporting        Month/Year         ----        title ---       below)
                                                  Person (Voluntary)         August 2000                    below)
 Starwood Hotels & Resorts Worldwide, Inc.                                                           Executive Vice President,
        777 Westchester Avenue                                                                            Development
---------------------------------------------                             ---------------------------------------------------------
                 (Street)                                                 5. If Amendment,     7. Individual or Joint/Group Filing
                                                                            Date of Original      (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
 White Plains        NY              10604                                                     ---
                                                                                                   Form filed by More than One
                                                                                               --- Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Shares (1)                      08/01/00  J(2)            178       A        (2)               --                 D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 3
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Class A Exchangeable
Preferred Shares of
Starwood Hotels &
Resorts                      (3)        08/01/00    J(2)        193            (3)      (3)    Shares(1)        193
------------------------------------------------------------------------------------------------------------------------------------
Class B Exchangeable
Preferred Shares of
Starwood Hotels
& Resorts                    (4)        08/01/00    J(2)        163            (4)      (4)    Shares(1)        163
------------------------------------------------------------------------------------------------------------------------------------
Class A RP Units of
SLT Realty Limited
Partnership                  (5)        08/01/00    J(2)         20            (5)      (5)    Shares(1)         20
------------------------------------------------------------------------------------------------------------------------------------
Class B OP Units of
SLC Operating Limited
Partnership                  (6)        08/01/00    J(2)         13            (6)      (6)    Shares(1)         13
------------------------------------------------------------------------------------------------------------------------------------
Limited Partnership
Units Exchangeable
for Shares                   (7)        08/01/00    J(2)      5,086            (7)      (7)    Shares(1)      5,086
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
Class A Exchangeable
Preferred Shares of
Starwood Hotels &
Resorts                                                      D
-------------------------------------------------------------------------------------------------------
Class B Exchangeable
Preferred Shares of
Starwood Hotels
& Resorts                                                    D
-------------------------------------------------------------------------------------------------------
Class A RP Units of
SLT Realty Limited
Partnership                                                  D
-------------------------------------------------------------------------------------------------------
Class B OP Units of
SLC Operating Limited
Partnership                                                  D
-------------------------------------------------------------------------------------------------------
Limited Partnership
Units Exchangeable
for Shares                                                   D
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.         /s/ Steven R. Goldman       11/10/00
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                    ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                    Steven R. Goldman

Note: File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not                      Page 2
required to respond unless the form displays a currently valid OMB Number.                                           SEC 1474 (7/96)
                                                                                                   Page 2 of 3


Name and Address of Reporting Person        Issuer Name and Ticker or Trading Symbol     Statement for Month/Year
Steven R. Goldman                           Starwood Hotels & Resorts Worldwide, Inc.    August 2000
Starwood Hotels & Resorts Worldwide, Inc.   Starwood Hotels & Resorts ("HOT")
777 Westchester Avenue
White Plains, NY 10604



Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation"), and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Pro rata distributions from three partnerships of which Mr. Goldman was a limited partner.

(3) Class A Exchangeable Preferred Shares ("Class A EPS") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-to-one basis, subject to adjustment in certain circumstances.

(4) Class B Exchangeable Preferred Shares ("Class B EPS") are exchangeable for Class A EPS at any time after January 2, 1999, subject to the right of Starwood to deliver cash in lieu of Class A EPS, on a one-to-one basis, subject to adjustment in certain circumstances. In addition, Class B EPS may, at the option of the holder or Starwood, be redeemed, from and after January 2, 2003, at a price equal to $38.50 per share.

(5) Class A RP units of SLT Realty Limited Partnership ("Class A Units") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-to-one basis, subject to adjustment in certain circumstances. In addition, Class A Units are exchangeable at any time prior to January 2, 2003, for Class B EPS, subject to the right of Starwood to deliver cash in lieu of Class B EPS, on a one-for-one basis, subject to adjustment in certain circumstances.

(6) Class B OP Units of SLC Operating Limited Partnership ("Class B OP") are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-for-one basis, subject to adjustment in certain circumstances. In addition, Class B OP are exchangeable at any time prior to January 2, 2003, for Class B EPS, subject to the right of Starwood to deliver cash in lieu of Class B EPS, on a one-for-one basis, subject to adjustment in certain circumstances.

(7) Pursuant to Exchange Rights Agreement, and subject to certain limitations, holders of limited partnership units ("Realty Units") of SLT Realty Limited Partnership ("SLT") and of limited partnership units ("Operating Units" and together with the Realty Units "Units") of SLC Operating Limited Partnership ("SLC") have the right to tender to the Trust and the Corporation all or a portion of the Units held by such holder. The Trust and the Corporation have the option to pay for such tendered Units by delivering Shares or cash or a combination of cash and Shares. Each Unit tendered is exchangeable for one Share or the value thereof.